**SECURITIES AND EXCHANGE COMMISSION**

**WASHINGTON, D.C. 20549**

**FORM 11-K**


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH. D.C.
181
SECTION

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from___________to___________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


03025884

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

**PBG 401(k) Savings Program**

**INDEX**



345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

Plan Administrator
PBG 401(k) Savings Program:

We have audited the accompanying statements of net assets available for plan benefits of the PBG 401 (k) Savings Program (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i-schedule of assets (held at end of year) – December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 27, 2003

KPMG LLP



**PBG 401(k) Savings Program**

Statements of Net Assets Available for Plan Benefits

As of December 31, 2002 and 2001

(in thousands)

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Plan interest in PBG Master Trust, at fair value (note 3) | $328,646 | $316,288 |
| Participant loans | 14,558 | 11,935 |
| Receivables: | | |
| Employer contribution | 353 | 357 |
| Participant contribution | 928 | 893 |
| Total assets | 344,485 | 329,473 |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | 17 | 145 |
| **Net assets available for plan benefits** | $344,468 | $329,328 |

See accompanying notes to the financial statements.

**PBG 401(k) Savings Program**

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2002

(in thousands)

| | 2002 |
|---|---|
| Additions to net assets attributed to: | |
| Investment income (loss): | |
| Plan interest in net investment loss of PBG Master Trust (note 3) | $ (18,197) |
| Interest on participant loans | 926 |
| | (17,271) |
| Contributions: | |
| Participant | 42,321 |
| Employer | 13,301 |
| | 55,622 |
| Total additions | 38,351 |
| Deductions from net assets attributed to: | |
| Withdrawals | (23,211) |
| Total deductions | (23,211) |
| **Net increase in net assets available for plan benefits** | 15,140 |
| **Net assets available for plan benefits at beginning of year** | 329,328 |
| **Net assets available for plan benefits at end of year** | $344,468 |

See accompanying notes to the financial statements.

## PBG 401(k) Savings Program

Notes to Financial Statements

### (1) Summary Plan Description

The following brief description of the PBG 401(k) Savings Program (the "Plan"), amended and restated as of January 1, 2001, which was previously known as the PBG 401(k) Plan prior to its amendment and restatement, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

***General***

Effective January 1, 2001, the PBG 401(k) Plan was split into two separate 401(k) plans. One is known as the PBG 401(k) Savings Program, and the other as the PBG 401(k) Program. The PBG 401(k) Savings Program made an initial transfer to the PBG 401(k) Program in the amount of $97.7 million to set up the plan. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate ERISA plan and has distinct participation criteria. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust Agreement between Pepsi Bottling Group, Inc. and State Street Bank and Trust Company (the "Trust"). There are no other participants in the Trust. The Plan is sponsored by The Pepsi Bottling Group, Inc ("PBG").

The statements contained herein are that of the PBG 401(k) Savings Program. Any employee within a group or class so designated in the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

***Contributions***

Each participant in the Plan may elect to contribute up to 25% of his or her eligible pre-tax earnings. For calendar years 2002 and 2001, the maximum pre-tax contributions permitted under federal law was $11,000 and $10,500, respectively. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

Effective January 1, 2002, participants who reach age 50 during the year, and who contribute the maximum allowed under the Plan for the year, are allowed to contribute an additional $1,000 to the Plan ("Additional Contribution"). For qualifying participants, the resulting overall maximum for 2002 was $12,000.

PBG makes matching contributions to the Plan on behalf of participants eligible to receive such contributions. The matching contributions are made to the Plan in cash and invested only in the PBG Stock Fund. The dollar amount of the additional contribution is not eligible for PBG matching contributions.

If the participant has one or more but less than 10 years of eligible service, the PBG match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, the PBG match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

***Participant Accounts***

Each participant's account is credited with the participant's contribution, PBG's matching contribution and Plan earnings, and charged with an allocation of administrative expenses, if applicable. PBG's matching contributions remain invested in the PBG Stock Fund until participants are within five years of their earliest retirement date at which time they may diversify into other investment funds maintained under the Plan.

***Participant Loans***

The maximum amount a participant may borrow is the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $35 and a monthly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document.

***Allocation of Participant Contributions***

A participant must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment funds maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Security Plus Fund.

***Investment Options***

Investment options are subject to market fluctuations and there are no guarantees of future performance.

Each participant in the Plan elects to have contributions invested in any one or combination of the following separate investment options:

PBG Stock Fund: This fund invests primarily in the common stock of PBG. Earnings are applied primarily to the purchase of additional shares of PBG's common stock.

Large Cap Equity Index Fund: This investment option is a diversified stock fund and is managed by The Vanguard Group. This fund is a passively managed fund designed to mirror the performance of Standard and Poor's 500 Index, a broadly-based average of stock market performance.

Mutual Fund Window: The Mutual Fund Window includes more than 70 mutual fund options. Some of these funds are Asset Allocation Funds that invest in a changing mix of stocks, bonds and short-term investments. The remaining funds provide specialized investment objectives within most major asset categories.

Fidelity BrokerageLink: This investment option is administered by Fidelity Investments and the agents it employs as securities brokers to execute participant's trades. This investment option permits participants and beneficiaries to invest all or a portion of their interest in the Plan in additional choices for self-directed investment, subject to written rules and procedures published by the Plan administrator. The investments available under this option are stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, Fidelity mutual funds, and non-Fidelity mutual funds as specified by the Plan administrator. An annual maintenance fee and monthly investment service fees are charged to participants and are deducted from their core funds on a pro-rata basis.

Mid Cap Equity Index Fund: This fund invests in the stock of the 400 medium-sized U.S. companies that make up the Standard and Poor's MidCap 400 Index. These companies represent the middle tier of the U.S. stock market.

Total U.S. Equity Index Fund: This fund invests in the stock of approximately 5,000 small, medium, and large publicly traded companies representing a broad cross-section of U.S. sectors and industries. Its benchmark is the U.S. Equity Market Index.

Bond Index Fund: This fund invests in a well-diversified bond portfolio that is representative of the U.S. investment-grade bond market. The fund's objective is to match the performance of the Lehman Brothers Aggregate Bond Index.

Small Cap Equity Index Fund: This fund invests in a broad range of small-capitalization U.S. companies. The fund attempts to match the performance of the Russell 2000 Index.

International Equity Index Fund: This fund invests in almost 1,000 stocks in 20 countries in Europe, Australia, Asia and the Far East representing approximately 60% of the total market capitalization in those countries. The fund attempts to match the performance of the Morgan Stanley Capital International EAFE Index.

Security Plus Fund: This fund is comprised of investment funds and contracts issued by highly rated banks and insurance companies and short-term securities. Guarantees of principal and interest are provided by the insurance company or other financial institutions issuing the contracts. The objective of this fund is to provide, over a period of time, a higher rate of return than average money market funds while preserving principal and providing liquidity.

***Trustee***

The investments of the Plan are maintained in the Trust by State Street Bank and Trust Company (the "Trustee").

***Liquidity***

The Trustee has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of the PBG Stock Fund in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from 0 to 10 percent, but under extraordinary circumstances, the percentages may be temporarily higher. Consequently, the mix of cash, securities, and other investments in each of the investment funds could vary significantly at any given time and the performance of any particular fund may not match the performance of the fund or stock, as the case may be, outside the Plan assets. Any cash balances included in the respective funds are included in investments in these financial statements and schedules.

The manager of the Security Plus Fund intends to maintain a sufficient amount of the fund's assets in short-term investments to satisfy the expected liquidity needs of this fund.

*Vesting*

A participant is fully and immediately vested in the participant's elective deferrals and any gains or losses thereon. A participant will become vested in the PBG matching contribution and any gains or losses thereon when any of the following occurs: the participant completes five years of eligible service with PBG, PepsiCo (prior to April 6, 1999) or certain acquired companies, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo that is approved by PBG. If a participant is actively employed on or after January 1, 2002 and has less than five years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 50%; four years, 75%; and five or more years, 100%. Any forfeiture may be used to reduce PBG matching contributions to the Plan for the Plan year in which the forfeitures occurred, or they may be used to pay expenses, as determined by the Plan administrator, in its sole discretion. Forfeitures in the plans of the Master Trust totaled $360,000 in 2002. As of December 31, 2002 $126,681 was available to reduce employer contributions.

*Withdrawals*

Distributions under the Plan are made upon a participant's death, disability, retirement or termination of employment. In the case of a participant who has not yet attained the age of 59 ½, withdrawals shall be permitted in the event of hardship. In addition, participants may take an in service withdrawal from their rollover contributions (and earnings thereon) regardless of age as often as twice a year. As discussed above, the Plan also permits withdrawals under a loan program.

*Termination*

After termination of employment, except for certain rollovers, new contributions are not permitted. If the participant's balance is over $5,000, they can elect to leave their funds in the Plan until they are age 70 ½, or they can request a final distribution payout. Effective January 1, 2002, former employees who are not retirement eligible, who elect to leave their funds in the Plan, are charged a quarterly recordkeeping fee of $6.50. If their balance is $5,000 or less, they will receive a distribution check, unless participants elect an in-kind distribution of stocks and bonds or rollover their balance into another qualified plan or IRA within a specific time frame as outlined in the Plan document.

## (2) Summary of Accounting Policies

*Basis of Accounting*

The financial statements of the Plan are prepared under the accrual method of accounting.

*Use of Estimates*

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

***Investment Valuation***

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust and the Plan.

The investments in each fund (except for the Security Plus Fund, Fidelity BrokerageLink and the Participant Loan Account) are valued in units at quoted market values. Investment contracts in the Security Plus Fund are valued in units and stated at contract value, which approximates fair value. The Fidelity BrokerageLink is valued at quoted market prices of participants' investments. Participant loan receivables are valued at cost. The difference between cost and fair value is not material. Funds may contain short-term investments that are recorded at cost, which approximates fair value.

***Income Recognition***

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

***Reclassifications***

Certain reclassifications were made to the financial statements to the 2001 amounts to conform with the 2002 presentation.

## (3) Investment in PBG Master Trust

The Master Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, Fidelity Investments Institutional Operations Company, Inc. maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The investments of the Trust, at fair value, are as follows at December 31, 2002 and 2001:

| (in thousands) | 2002 | 2001 |
|---|---|---|
| Commingled trust funds | $182,818 | $185,237 |
| Common Stock | 176,486 | 147,783 |
| Mutual funds | 72,003 | 79,372 |
| Cash and cash equivalents | 9,762 | 9,084 |
| Total investments of PBG Master Trust | $441,069 | $421,476 |
| Total investments applicable to PBG 401(k) Savings Program | $328,646 | $316,288 |

The fair value of individual investments that represent 5% or more of the Master Trust's net assets as of December 31, 2002 and 2001 were as follows (in thousands):

## PBG 401(k) Savings Program

Notes to Financial Statements

| (in thousands) | 2002 | 2001 |
|---|---|---|
| PBG Stock Fund | $172,543 | $137,956 |
| Security Plus Fund | 110,969 | 102,717 |
| Large Cap Equity Index Fund | 53,125 | 66,355 |
| Fidelity Equity Income Fund * | 39,278 | 47,018 |

* Fidelity Equity Income Fund is included in the Mutual Fund Window.

Net investment loss for the Trust is as follows:

| (in thousands) | 2002 |
|---|---|
| Net (depreciation) appreciation in fair value of investments: | |
| Commingled trust funds | $ (17,071) |
| Mutual funds | (17,256) |
| Common Stock | 6,481 |
| Net depreciation | (27,846) |
| Interest | 6,136 |
| Dividends | 1,579 |
| Investment expenses | (861) |
| Net investment loss | $ (20,992) |
| Plan's interest in net investment loss of PBG Master Trust | $ (18,197) |

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Trust was approximately 74% for both years.

The Plan offers a number of investment options including common stock and a variety of investment funds, some of which are mutual funds and commingled trust funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts, reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the PBG Stock Fund, which principally invests in a single security.

### (4) Nonparticipant – Directed Investments

PBG makes matching contributions to the Plan, all of which are made to the PBG Stock Fund. As a result, a portion of the PBG Stock Fund is considered a nonparticipant-directed investment.

Information about the net assets at December 31, 2002 and 2001, and the significant components of the changes in net assets for the year ended December 31, 2002 relating to the PBG Stock Fund in the Master Trust for both the participant and nonparticipant-directed accounts are as follows:

| (in thousands) | 2002 | 2001 |
|---|---|---|
| Plan's interest in Master Trust: | | |
| PBG common stock | $119,092 | $94,637 |
| Cash and cash equivalents | 3,874 | 3,192 |
| Interest and dividends receivable | 57 | 51 |
| | 123,023 | 97,880 |
| Employer contribution receivable | 353 | 356 |
| Net assets | $123,376 | $98,236 |

| (in thousands) | 2002 |
|---|---|
| Net assets at beginning of Plan year | $98,236 |
| Net appreciation of PBG common stock | 8,575 |
| Dividend income | 179 |
| Investment income | 66 |
| Investment expenses | (462) |
| Employer contributions | 13,430 |
| Employee contributions | 12,329 |
| Withdrawals | (6,359) |
| Net loan activity | (1,238) |
| Transfers to other funds | (1,380) |
| Change in net assets | 25,140 |
| Net assets at end of Plan year | $123,376 |

The information above is for both participant and nonparticipant-directed investments. The balance of nonparticipant-directed net assets is not practicable to be determined.

## (5) Investment Contracts with Insurance Companies

The Trust has guaranteed investment contracts, which are in the Security Plus Fund. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments, and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2002 and 2001 was $111.0 million and $105.0 million, respectively. The crediting interest rate was approximately 5% for 2002, approximately 6% for 2001. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

**(6) Tax Status**

The Plan was spun-off from the PepsiCo Plan effective July 12, 1999. The PepsiCo Plan received a determination letter from the Internal Revenue Service dated March 7, 1995, which stated that the plan was qualified under Section 401(a) of the Code. PBG has subsequently amended the Plan and has submitted it to the Internal Revenue Service and requested a favorable determination letter as to the Plan's qualified tax status under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

**(7) Administrative Costs**

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the years ended December 31, 2002 and 2001, were paid by PBG, except for: monthly investment service fees charged to participants in the Fidelity BrokerageLink Fund, loan origination and monthly maintenance fees charged to participants who obtained a loan, quarterly recordkeeping fees for certain former employees who maintain a balance under the Plan and forfeited amounts that may have been used to pay expenses.

**(8) Party-in-Interest**

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management to certain funds. The Trustee also provided recordkeeping services from the inception date through March 2000. There are also assets of the Plan invested in Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), which are considered party-in-interest investments since Fidelity assumed the recordkeeper responsibilities as of April 2000. Another investment is an investment fund comprised primarily of shares of common stock issued by PBG. PBG is the Plan sponsor as defined by the Plan.

**(9) Plan Termination**

Although they have not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

**Supplemental Schedule**

**PBG 401(k) Savings Program**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

| Issuer | Description of Investment | Current Value (in 000's) |
|---|---|---|
| * Participant loans | 3,713 loans to participants with interest rates of 5.25% to 10.5% | $ 14,558 |
| | | |
| * Party in interest as defined by ERISA | | |

See accompanying independent auditor's report.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Savings Program

June 27, 2003

By: Greg Heaslip

Greg Heaslip
Director, Benefits

**PBG 401(k) Savings Program**

**December 31, 2002**

## INDEX TO EXHIBITS

**EXHIBIT**

| | |
|---|---|
| 23 | Consent of Independent Auditors |
| 99.1 | Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |


KPMG

345 Park Avenue
New York, NY 10154

**Exhibit 23**

## Consent of Independent Auditors

Plan Administrator
PBG 401(k) Savings Program

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-80647 and 333-73302, pertaining to the PBG 401(k) Savings Program) of The Pepsi Bottling Group, Inc. of our report dated June 27, 2003 relating to the statements of net assets available for plan benefits of the PBG 401(k) Savings Program as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the PBG 401(k) Savings Program.

KPMG LLP

New York, New York
June 27, 2003



**Exhibit 99.1**

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Greg Heaslip, on behalf of the plan administrator for the PBG 401(k) Savings Program (the "Plan"), certify that to my knowledge:

(1) The Annual Report on Form 11-K of the Plan for the year ended December 31, 2002 (the "Form 11-K") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods referred to in the Form 11-K.



Greg Heaslip
Director of Benefits
The Pepsi Bottling Group, Inc.
Plan Administrator
June 27, 2003

The foregoing certification (the "Certification") is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).

A signed original of the Certification has been provided to the Company and will be retained by the Company in accordance with Rule 12b-11(d) of the Act and furnished to the Securities and Exchange Commission or its staff upon request.